UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Southwest Iowa Renewable Energy, LLC

File No. 333-166073 - CF#26395

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Southwest Iowa Renewable Energy, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 4, 2010, as amended.

Based on representations by Southwest Iowa Renewable Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.61	through December 31, 2018
Exhibit 10.62	through December 31, 2018
Exhibit 10.63	through December 31, 2018
Exhibit 10.64	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director